October 21, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Cellectar Biosciences, Inc. Request for Withdrawal of Registration Statement on Form S-3 File No. 333-212111

Ladies and Gentlemen:

Cellectar Biosciences, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-212111) filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2016, together with all exhibits thereto (the “Registration Statement”), pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”).

This request for withdrawal is based upon the Company’s conclusion that it does not currently meet the eligibility requirements for use of Form S-3. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities were sold pursuant the Registration Statement.

The Company further requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this matter, please contact Paul Bork of Foley Hoag LLP at (617) 832-1113.

Very truly yours,

Cellectar Biosciences, Inc.

By:	/s/ James Caruso
James Caruso
President and Chief Executive Officer

cc: Paul Bork, Foley Hoag LLP

Cellectar Biosciences, Inc. 3301 Agriculture Drive, Madison, WI 53716 T(608) 441-8120